UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51682

                               Highbury Financial Inc.
 (Exact name of registrant as specified in its charter)

           999 18th Street, Suite 3000, Denver, CO 80202, (303) 357-4802
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock and two Warrants
Warrants, exercisable for Common Stock at an exercise price of $5.00 per share
          Purchase Option
 (Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share
          Preferred Stock Purchase Rights
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  1 (one) holder of record of the Warrants and 1 (one) holder of record of the Units.

Pursuant to the requirements of the Securities Exchange Act of 1934, Highbury Financial Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2010	By:

/s/ R. Bradley Forth
Executive Vice President and Chief Financial Officer